Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

September 26, 2019

The Secretary

BSE Limited

National Stock Exchange of lndia Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub: Board Meeting Notice - Advertisement

Further to our intimation dated September 24, 2019, please find enclosed herewith copies of the newspaper advertisements published on September 26, 2019, regarding notice of Board meeting scheduled to be held on Friday, November 1, 2019.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl.: A/a

Financial Express September 26, 2019

Andhra Prabha September 26, 2019